Exhibit 7.03
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            JIM CRANE, CENTERBRIDGE PARTNERS, L.P. AND THE WOODBRIDGE
                        COMPANY LIMITED PROPOSE TO TAKE
                       EGL, INC. PRIVATE AT $36 PER SHARE


         HOUSTON, February 28, 2007 - Jim Crane, the Chairman and CEO of EGL, Inc. ("NasdaqGS: EAGL"), today announced that he, together with investment firms Centerbridge Partners, L.P. and The Woodbridge Company Limited, as well as members of senior management, has submitted a proposal to acquire all of the outstanding common stock of EGL, Inc. at a price of $36 per share in cash. This proposal provides shareholders the same consideration offered in Crane's proposal to acquire the Company made on January 2, 2007, which constituted a 21% premium over the closing price of EGL stock on Friday, December 29, 2006, of $29.78.

         Crane, who would continue as Chairman and CEO following the transaction, together with other members of senior management, would participate in the proposed transaction by making a significant equity investment. Crane currently owns approximately 18% of the outstanding common stock of EGL. Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Woodbridge Company Limited intend to provide the $1.175 billion of debt financing necessary to complete the transaction. Merrill Lynch also is serving as financial advisor in connection with the offer.

         "I am pleased to have reached a deal with Centerbridge, Woodbridge and other members of senior management to renew my previous offer at the same price per share and to provide an opportunity for all of EGL's shareholders to realize a significant premium," Crane said. "Our proposal would keep our valued key senior management team and employee base intact and enable us to seamlessly continue to provide our customers with the high level of service they have come to expect from EGL."

         Founded in 1984, Houston-based EGL, Inc. operates under the name EGL Eagle Global Logistics. EGL is a leading global transportation, supply chain management and information services company, dedicated to providing superior flexibility and fewer shipping restrictions on a price competitive basis. With 2006 revenues of $3.2 billion, EGL's services include air and ocean freight forwarding, customs brokerage, local pickup and delivery service, materials management, warehousing, trade facilitation and procurement, and integrated logistics and supply chain management services. The company's shares are traded on the NASDAQ Global Select Market under the symbol "EAGL."

         Centerbridge is a $3.2 billion private investment firm focused on making private equity investments in companies with leading management teams and well positioned businesses. The limited partners of Centerbridge include a variety of institutional investors, including many of the world's most prominent university endowments, pension funds and charitable trusts. Centerbridge has a broad mandate to opportunistically invest in and foster the growth of companies in a variety of industries in which its investment professionals have extensive experience, including transportation and logistics.

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         The Woodbridge Company Limited is the primary investment vehicle for the Thomson family. It has a controlling interest in The Thomson Corporation, a world leader in providing integrated information solutions. Based in Toronto, Canada, Woodbridge also has interests in information technology, media, real estate, publishing and a portfolio of private equity investments.

         This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although it is believed that the expectations are based on reasonable assumptions, there can be no assurance that such assumptions will materialize. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are enumerated in EGL's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.





















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